

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

<u>Via E-Mail</u>
Joseph C. Talley
Chief Financial Officer
Tandy Brands Accessories, Inc.
3631 West Davis, Suite A
Dallas, TX 75211

      Re: Tandy Brands Accessories, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2012
              Filed September 4, 2012
              File No. 000-18927

Dear Mr. Talley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and
                            Mining